Exhibit 99.4

Questions and Answers on Voting Procedures for
the Combined General Shareholders’ Meeting (2017)

TALEND S.A.

What does a Talend ADS represent?

Each American Depositary Share (“ADSs”) represents one ordinary share (an “Ordinary Share”) of Talend S.A. (the “Company”).

When and where is the Combined General Shareholders’ Meeting (the “Meeting”)?

The Meeting will be held on Tuesday, June 6, 2017 at 2:30 P.M. (Paris time) at the Company’s registered office located at 9, rue Page, 92150 Suresnes, France (the “Meeting”).

Who may attend and vote at the Meeting?

Only holders of Ordinary Shares as of June 1, 2017 (12:01 A.M. Paris time) are entitled to attend and vote at the Meeting.  Holders of ADSs are not entitled to attend or vote at the Meeting.

How does a Holder of ADSs vote?

If you are a registered holder of the Company’s ADSs on the books of JPMorgan Chase Bank, N.A. (the “Depositary”) on May 1, 2017 (the “ADS Record Date”), then at or prior to 12:00 P.M. (New York City time) on May 30, 2017, you may provide instructions to Depositary as to how to vote the Ordinary Shares underlying your ADSs on the issues set forth in the posted Notice of Meeting from the Company. The Depositary will mail you a voting instruction card if you hold ADSs in your own name on the Depositary’s share register (“Registered Holders”).  If, however, on the ADS Record Date you held your ADSs through a bank, broker, custodian or other nominee/agent (“Beneficial Holders”), it is anticipated that such bank, broker, custodian or nominee/agent will forward voting instruction forms to you.

•                  Registered Holders:  Registered Holders must complete, sign and return a Voting Instruction Form to be actually received by the Depositary on or prior to 12:00 p.m. (New York City time) on May 30, 2017.

•                  Beneficial Holders:  Beneficial Holders must timely instruct their bank, broker, custodian or other nominee/agent of your voting instructions.   The entity with whom you are holding your interest in ADSs should advise you of applicable deadlines for providing voting instructions.

What happens if I do not give voting instructions to the Depositary?

With respect to Ordinary Shares represented by ADSs for which no timely voting instructions are received by the Depositary from a holder of ADSs, the Depositary shall not vote such Ordinary Shares.  The Depositary will not itself exercise any voting discretion in respect of any Ordinary Shares.